UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38857

China xiangtai food co., ltd.

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on May 26, 2020 (Registration No. 333-238700), as amended, and the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on January 10, 2022 (Registration No. 333-262086), as amended.

Completion of Disposition

On April 27, 2022, China Xiangtai Food Co., Ltd. (the “Company”) sold 100% equity interest in WVM Inc. and China Silanchi Holding Limited to an unrelated third party for a total of $1,000,000 pursuant to the securities purchase agreement (the “Securities Purchase Agreement”) dated March 31, 2022. As a result of the completion of such disposition, the Company’s corporate structure is as follows:

The foregoing reference of the Securities Purchase Agreement is qualified in the entirety by reference to the complete text of the Securities Purchase Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated by reference herein.

The unaudited pro forma consolidated financial information of the Company as of June 30, 2021 and 2020, and for the fiscal years ended June 30, 2021, 2020 and 2019, and the related notes thereto, are incorporated by reference as Exhibit 99.1 to this report on Form 6-K and incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated March 31, 2022
99.1	Unaudited pro forma consolidated financial information of the Company as of June 30, 2021 and 2020, and for the fiscal years ended June 30, 2021, 2020 and 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022	China Xiangtai Food Co., Ltd.

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board